CUTLER LAW GROUP
                                   Attorneys at Law
                    www.cutlerlaw.com     M. Richard Cutler, Esq.
                    =================     =======================

                                January 15, 2007

Ade K. Heyliger, Attorney-Advisor
Pam Carmody, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:  Competitive Technologies, Inc.
     Press Releases and Message Posted to the Yahoo Finance Message Board by The Committee to Restore Stockholder Value
     File No. 001-08696

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated January 12, 2007 addressed to the undersigned, M. Richard Cutler, counsel to The Committee to Restore Stockholder Value (the "Committee"), relating to certain press releases and internet message postings by the Committee in connection with the Annual Meeting of Stockholders of Competitive Technologies, Inc. (the "Company"). This letter provides responsive comments to your letter.

1. It has come to our attention that you issued Press Releases on January 9, 2007 and January 11, 2007, and that a member of the Committee of the Committee to Restore Stockholder Value Committee, Ralph Torello, has posted messages to the Yahoo Finance message board for Competitive Technologies under the name "rtorello47", without filing the press releases or message posts as additional definitive proxy soliciting materials. These communications appear to be soliciting materials relating to the current proxy solicitation and should have been filed on the date of first use as required by Rule 14a-12. Also, statements made within these materials are subject to Rule 14a-9, which requires you to provide a sufficient basis for your assertions made therein. File all such materials immediately and provide us your analysis regarding your compliance with these rules. In addition, any future written soliciting material, including any emails, postings to chatrooms or to any website, and scripts to be used in soliciting proxies over the telephone, should comply fully with the disclosure and filing requirements of Rules 14a-6(c), 14a-9 and 14a-12.

     The Committee acknowledges the requirements to file proxy soliciting materials and had filed the referenced press releases prior to receipt of your letter. The filing of the press releases had been nominally delayed because the undersigned was traveling during their release and then unfortunately delayed by bad weather. The releases were filed immediately upon return to the office.

     Mr. Torello was a long-time poster to the Competitive Technologies message board and was unaware that his posts could be considered soliciting material that required filing. His understanding has now been corrected and the posts have been filed. Mr. Torello's posts were substantially intended to post Committee press releases when Yahoo inexplicably refused to post them under Competitive Technologies. Mr. Torello's posts were also intended to correct misstatements made to shareholders by Morrow & Co., the Company's proxy solicitation firm, who have made numerous statements to shareholders in an attempt to mislead them as to how voting could occur and what results would happen as to how they voted. For example, we are advised that Morrow & Co. has repeatedly told shareholders that by voting to "withhold" on the Company's white proxy, that they were voting "against" management. That simply is untrue. We are also advised that they have sent out subsequent proxies and asked them to send in new votes in order to get a "quorum", without explaining that such an action may have the impact of negating votes for the Committee's nominees. We believe these actions warrant sanction and clearly subvert the proxy process. Certain of Mr. Torello's posts were intended to correct these misstatements and clarify the voting process so that shareholders were not mislead. They also pointed out some of the dirty tricks utilized by Company management in the proxy contest to mislead investors.

     We also note that the Company has forwarded press releases without first filing them under 14a-12. We suspect you have similarly required that they comply with the rules.

     As more fully detailed in my prior correspondence to you, the Committee believes that management has made many false and misleading statements to shareholders in their correspondence, which would go unanswered and remain inaccurate if the Committee were not to provide press releases and other information providing accurate information. We strongly believe that not only have they violated Rule 14a-9, they may be subject to numerous other claims for fraud, defamation and potentially criminal actions. We strongly suggest that the Commission investigate these matters and the actions of both the Company and its proxy solicitation firm.

     With respect to the materials presented and now filed by the Committee, the Committee stands behind those matters as factual, based on substance and facts, and well in compliance with Rule 14a-9. The Committeee would be happy to supplementally provide any backup information or further substantive corroboration of the matters set forth in its press releases upon your request.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler